FOR IMMEDIATE RELEASE:

CONTACT:  TOM STEINBAUER, SENIOR VICE PRESIDENT OF FINANCE --
     (702) 567-7000

DATE:          JULY 24, 1997

AMERISTAR CASINOS COMPLETES NEW $125 MILLION BANK CREDIT FACILITY
AND SALE OF $100 MILLION SENIOR SUBORDINATED NOTES DUE 2004

LAS VEGAS -- Ameristar Casinos, Inc. announced today the July 15th completion of the refinancing of its long-term credit facilities through a new $125 million revolving bank credit facility with a syndicate of banks led by Wells Fargo Bank, N. A. and the sale of $100 million of 10 1/2% Senior Subordinated Notes due 2004 in a private placement to qualified institutional buyers. The initial bank draw and the net proceeds from the sale of the Senior Subordinated Notes are being used to reduce existing bank debt and other long-term debt. Future borrowings under the new bank credit facility will be used to fund a substantial portion of the costs of completing the Company's latest casino-hotel project, The Reserve Hotel & Casino in the Henderson-Green Valley suburb of Las Vegas.
     The Senior Subordinated Notes have not been registered under the Securities Act of 1933, are subject to restrictions on transfer and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The initial purchasers of the Senior Subordinated Notes are relying on the exemption under Rule 144A in connection with resales of the Notes.
     Ameristar Casinos, Inc., a publicly traded company (Nasdaq-NMS ticker symbol: ASCA) with a strong background in the gaming and hospitality industry dating back to 1954, owns and operates Cactus Petes Resort Casino and The Horseshu Hotel & Casino in Jackpot, Nev., Ameristar Casino Vicksburg in Vicksburg, Miss., and Ameristar Casino Hotel Council Bluffs in Council Bluffs, Iowa, across the Missouri River from Omaha, Neb. Ameristar also owns The Reserve Hotel & Casino, under development in Henderson, Nev. in metropolitan Las Vegas.

                        -- AMERISTAR CASINOS, INC. --